IMA Tech Inc.

34 N Franklin Ave 687

Pinedale, WY 82941, United States

December 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Marion Graham, Matthew Derby

Re:	IMA Tech Inc.

Registration Statement on Form S-1

File No. 333-273283

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, IMA Tech Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-273283), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on December 15, 2023, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to IMA Tech Inc., at +12294614110.

Thank you.

Best Regards,

IMA Tech Inc.

/s/ Liliia Havrykh